UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-13163

Acxiom Corporation*

(Exact name of registrant as specified in its charter)

301 E. Dave Ward Drive Conway, AR 72032 (501) 342-1000

(Address, including zip code, and number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.10 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

* - Before the filing of this Form 15, Acxiom Corporation converted into a Delaware limited liability company, and now operates as Acxiom LLC.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

EXPLANATORY NOTE:

On September 20, 2018, the Registrant entered into a holding company merger whereby the Registrant became a wholly-owned subsidiary of Acxiom Holdings, Inc. Concurrently with the holding company merger, the Registrant filed on Form 15 to terminate further reporting obligations. However, in filing the Form 15 following effectiveness of the merger, the number of holders of record should have been one (i.e., Acxiom Holdings, Inc.). This amendment amends the previously filed Form 15 and is being filed upon the effectiveness of the Registrant’s Form 25 filed on September 20, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, Acxiom LLC, as successor to Acxiom Corporation, has caused this certification and notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 5, 2018	By:	/s/ Robert Dobson
Robert Dobson Vice President & Assistant Secretary

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.